                   DATED 22ND DECEMBER, 1999





                      HELMUT STRAMETZ


                            AND


                        SOLUTIA INC.





      -----------------------------------------------

                         AGREEMENT

                FOR THE SALE AND PURCHASE OF
        SHARES IN VIKING RESINS GROUP HOLDINGS B.V.

      -----------------------------------------------

















                       ALLEN & OVERY
                           London

                            CONTENTS

CLAUSE                                                           PAGE

1.    Interpretation                                                1
2.    Sale and Purchase of the B Shares                             2
3.    Consideration                                                 2
4.    Condition Precedent                                           3
5.    Rescission                                                    3
6.    Covenants up to Completion                                    3
7.    Inks                                                          6
8.    Completion                                                    6
9.    Herberts and other Claims                                     6
10.   Notices                                                       8
11.   Resolutions and Waivers                                       8
12.   General                                                       8
13.   Whole Agreement                                              10
14.   Governing Law                                                10

SCHEDULES [OMITTED]

1.    Particulars of the Company
2.    Completion Arrangements
Signatories                                                        13

THIS AGREEMENT is made on 22nd December, 1999, BETWEEN:

(1)  HELMUT STRAMETZ of Furstenbergestrasse 177, 60322 Frankfurt,
     Germany (the "SELLER"); and

(2) SOLUTIA INC. of 575 Maryville Centre Drive, St. Louis, MO 63141 (the "PURCHASER").

WHEREAS:

(A) Viking Resins Group Holdings B.V. (the "COMPANY") is a company short particulars of which are set out in Schedule 1.

(B) The Seller wishes to sell and the Purchaser wishes to purchase the B Shares on the terms and subject to the conditions set out in this agreement.

IT IS AGREED as follows:

1.   INTERPRETATION

(1) In this agreement, unless defined below, all words and phrases shall have the same meanings as defined in the Sale Agreement:

     "AGREED FORM" means, in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of the Seller and the Purchaser;

     "B SHARES" means 1,176 of the class B shares of NLG90 each in the issued capital of the Company;

     "COMPLETION" means completion of the sale and purchase of the B Shares in accordance with clause 8;

     "COMPLETION BALANCE SHEET" means the Completion Balance Sheet agreed or determined in accordance with Schedule 6 of the Sale Agreement;

     "CONSIDERATION" means the consideration for the sale of the B Shares as calculated pursuant to clause 3(1);

     "SALE AGREEMENT" means the agreement dated 10th November, 1999 between the Purchaser, the Sellers and the Warrantholders (as such terms are defined therein) for the sale to the Purchaser of class A shares, preference shares and loan stock in the Company and the cancellation of warrants to subscribe for class A shares in the Company.

(2) In this agreement any reference, express or implied, to an enactment includes references to:

     (a) that enactment as amended, extended or applied by or under any other enactment (before or after signature of this agreement);

     (b) any enactment which that enactment re-enacts (with or without modification); and

     (c) any subordinate legislation made (before or after signature of this agreement) under any enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above, except to the extent that any amendment or modification made after the date of this agreement would increase or alter the liability of any party under this agreement, and "ENACTMENT" includes any legislation in any jurisdiction.

(3) Words denoting persons shall include bodies corporate, partnerships and other unincorporated associations of persons.

(4) Subclauses (1) to (3) above apply unless the contrary intention appears.

(5)  The headings in this agreement do not affect its interpretation.

2.   SALE AND PURCHASE OF THE B SHARES

(1) Subject to clauses 4 and 5, the Seller shall sell and the Purchaser shall purchase the B Shares together with all rights attaching to such B Shares, including dividends declared or fallen due but not paid at Completion.

(2) The Seller warrants to and covenants with the Purchaser that he has the right to sell and transfer the full legal and beneficial interest in the B Shares to the Purchaser on the terms set out in this agreement and that such B Shares shall be sold free from all liens, charges, equities and encumbrances and other legal and equitable rights exercisable by third parties.

(3) Neither the Seller nor the Purchaser shall be obliged to complete the sale and purchase of any of the B Shares unless the sale and purchase of all the B Shares is completed simultaneously in accordance with this agreement and simultaneously with completion of the Sale Agreement and the other Minority Share Sale Agreements in accordance with their respective terms.

(4) The Seller warrants to and covenants with the Purchaser that he has no right to or interest in any shares in the Company other than the B Shares.

3.   CONSIDERATION

(1) The consideration for the sale of the B Shares shall be the product (in DEM) of the following formula:

     (        1454  )
     ( GEV x ------ ) plus
     (       112005 )

     (   1454                              (  15    8400 ))
     ( -------- x (GEV - 252,549,784.11) x ( --- - ------))
     ( 8400-924                            ( 100   112005))

(2) The Purchaser shall pay to the Seller DEM 8,090,647.04 in cash on Completion on account of the Consideration (the "PAYMENT ON
     ACCOUNT").

(3) Upon payment of any amount payable pursuant to clause 4(7) of the Sale Agreement:

     (a) if the Payment on Account is greater than the Consideration, the Seller shall repay to the Purchaser in cash the amount of the excess; and

     (b) if the Payment on Account is less than the Consideration, the Purchaser shall pay to the Seller in cash the amount of the deficiency,

     in each case together with interest accruing daily of such amount at the rate of Euribor plus 2 per cent. per annum from the date of Completion to (but not including) the date of payment.

4.   CONDITION PRECEDENT

(1) The sale and purchase of the B Shares is conditional on satisfaction of the conditions set out in clause 5(1) of the Sale Agreement (save to the extent such conditions relate to the execution of this agreement).

(2) Each of the parties shall use reasonable endeavours to procure that the condition in subclause (1) above is fulfilled on or before 29th February, 2000.

(3) If the condition in subclause (1) above is not fulfilled on or before the date specified in subclause (2) above, all the clauses of this agreement (other than clauses 10 to 14) shall cease to have effect and none of the parties will have any rights or liabilities under those clauses except in respect of an antecedent breach.

5.   RESCISSION

     This agreement shall automatically be rescinded upon rescission of the Sale Agreement, and the provisions of clause 4(3) of this agreement shall mutatis mutandis apply.

6.   COVENANTS UP TO COMPLETION

(1) The Seller undertakes to the Purchaser that until Completion he shall not, without the prior consent of the Purchaser, approve anything which he reasonably believes is outside the ordinary course of business of the relevant member of the Vianova Group or (without limitation to the foregoing) any of the following matters:

     (a) capital expenditure by any member of the Vianova Group in an amount exceeding DEM1 million per calendar month or DEM4 million in aggregate for the entire Vianova Group or which, when aggregated with other capital expenditure incurred during calendar year 1999 by it or any other member of the Vianova Group, exceeds DEM21.4 million;

     (b) the disposal or acquisition by any member of the Vianova Group of any assets having a net book or market value in excess of DEM1 million;

     (c) the acquisition, disposal or formation by any member of the Vianova Group of any subsidiary or affiliate;

     (d) the grant or issue by any member of the Vianova Group of any security including, without limitation, mortgages, charges, guarantees or debentures in connection with any part of its business, except in what he reasonably believes to be the ordinary course of business;

     (e) the entry into or amendment by any member of the Vianova Group of any agreement, contract or other binding commercial arrangement which (i) is not capable of being terminated on 12 months' notice or less by that member and which involves payment or receipt by that member of more than DEM 1 million per annum (or the equivalent sum in the relevant local currency) or (ii) involves payment or receipt by any member of the Vianova Group in excess of DEM 2 million per annum (or the equivalent sum in the relevant local currency) other than any agreement, contract or arrangement for the purchase of raw materials made in the ordinary course;

     (f) the making by any member of the Vianova Group of any material change in the terms and conditions of employment of the members of the Management Board listed in Schedule 1, the termination of the employment of such persons or the employment of any new persons in positions equivalent or similar to those held by such persons;

     (g) the assumption or grant by any member of the Vianova Group of any rights in respect of real estate otherwise than in what he reasonably believes to be the ordinary course of business;

     (h) the entry into by any member of the Vianova Group of any new, or the renewal of any current, "shop agreements"
          ("Betriebsvereinbarungen"), or any equivalent union or works council agreements;

     (i) the institution or joinder by any member of the Vianova Group as a plaintiff before any court, governmental agency, arbitration panel or other tribunal of any proceeding with an individual value in dispute in excess of DEM200,000;

     (j) the creation, issue, purchase, redemption or conversion by any member of the Vianova Group of any class of share capital or the grant of any options or other rights in favour of the Seller or any third parties in connection with any class of share capital or the recapitalisation of any intergroup indebtedness;

     (k) the entry into by any member of the Vianova Group of any new facility agreement for the borrowing of money or the discounting of invoices, or the amendment in any material respect of the Finance Agreements;

     (l)  the repayment of any term indebtedness,

     provided that (i) this subclause shall not apply to a sale of the Inks Business in accordance with clause 8 of the Sale Agreement or any step necessary to implement Schedule 5 of the Sale Agreement or Schedule 2 of this agreement; and (ii) the Purchaser shall not withhold or delay its consent under this subclause if the relevant member of the Vianova Group has an obligation to do the thing in question pursuant to a legally binding obligation entered into by it prior to the date of this agreement.

(2) Prior to Completion the Seller shall not without the prior consent of the Purchaser (not, in the case of paragraph (b) below, to be unreasonably withheld or delayed) knowingly do or omit to do anything or knowingly allow any member of the Vianova Group to do or omit to do anything which he knows does, will or might:

     (a) cause any provision of the Hoechst Agreement to be or become unenforceable, in whole or part and whether before or after Completion, in accordance with its terms; or

     (b) cause or allow enforcement of any provision of the Hoechst Agreement to be waived, in whole or in part.

(3) Until Completion, the Seller shall use his reasonable endeavours to procure that any and all returns, notices, computations and elections which he is aware are required to be filed prior to Completion with any tax, duty or excise authority are properly filed by Completion.

(4) Until Completion the Seller shall use his best endeavours to procure that:

     (a) the Purchaser, its agents, advisers and representatives are provided in a timely fashion with such information regarding the businesses and affairs of the Vianova Group as the Purchaser may reasonably require by notice to Dr. Strametz; and

     (b) the Purchaser, its agents, advisers and representatives are given reasonable access during normal working hours to PricewaterhouseCoopers and to the officers, directors, employees, premises, books and records of members of the Vianova Group. Requests for such access shall be communicated via MGPE which may impose such conditions as are reasonable to avoid undue disruption to the Company's business and activities and to allow an adequate and proper process control to be exerted by MGPE (on behalf of the Seller);

     (c) the Purchaser, its agents, advisers and representatives are given such assistance by the directors, officers and employees of the Vianova Group as the Purchaser may reasonably require in order to:

          (i) arrange the discharge on or following Completion of all the obligations of the Vianova Group under the Finance Agreements, including the provision of a forecast of the gross and net debt position of the Vianova Group on a company by company basis as at Completion no later than five days before the date set for Completion; and

          (ii) ensure, to the extent required by the Purchaser, that new or replacement finance agreements are established on or following Completion.

(5) The Seller shall inform and consult (via Dr. Strametz) with the Purchaser about and regarding the matters referred to in clauses 9(2) and (3) and take into account the reasonable suggestions of the Purchaser with respect thereto and not settle those matters other than on reasonable commercial terms (it being acknowledged that the current intention of the Vianova Group is that any amount paid to the Vianova Group by Hoechst in respect of the Herberts Claim will be equal to any amount paid by the Vianova Group to Herberts in respect of it).

(6)  The Seller shall not before Completion without the consent of the
     Purchaser:

     (a) dispose of any interest, legal or equitable or otherwise, in the B Shares or convert any of the B Shares into any other class of share or security or grant any option or right of pre-emption over, or grant any other third party right in respect of, or mortgage, charge or otherwise encumber any of the B Shares; or

     (b) vote in favour of any proposed resolution of the Company's shareholders other than a resolution to adopt the accounts for the year ended 31st December, 1998, including any resolution for the declaration, making or payment of any divided or other distribution, whether of profits, retained earnings or other cash or otherwise.

(7) For the purposes of this clause, the Purchaser's consent shall be the consent of any of Robert B. Toth, Steve Zollmann or John J. Moore.

(8) If prior to Completion the Seller becomes aware of any of the matters set out in clause 6(1) of the Sale Agreement he shall notify the Purchaser thereof as soon as practicable after becoming so aware.

7.   INKS

     Up to Completion, the Seller shall procure in so far as he is reasonably able that:

     (a) the Vianova Group uses reasonable and good faith efforts to sell the Inks Business (and any other assets intended to be sold with it, as described in the LOI) on terms consistent with the LOI and any other terms agreed by Purchaser (such agreement not to be unreasonably withheld or delayed); and

     (b) the Purchaser shall have the right to review the proposed terms of the sale and shall be entitled to prevent the sale on reasonable grounds, including (without limitation) (i) the allocation of liability between the Vianova Group (on the one hand) and the acquirer of the Inks Business (on the other hand) being such that the Vianova Group retains or acquires any potential liability for post-acquisition acts or omissions of such acquirer; and (ii) the inclusion in the assets sold of all or part of the InfraServ share interest without a corresponding and appropriate increase in the consideration for the Inks Business.

8.   COMPLETION

(1) Completion shall take place at the same time and place as completion of the Sale Agreement.

(2) At Completion the Seller and the Purchaser shall do those things set out in Schedule 2.

9.   HERBERTS AND OTHER CLAIMS

(1) The Purchaser shall on Completion pay to the Seller the Relevant Percentage of DEM 6,500,000.

(2)  The Seller shall pay to the Purchaser the Relevant Percentage of:

     (a) any amount paid by the Vianova Group to Herberts in respect of the Herberts Claim whether before, on or after the date of Completion, provided that in relation to any amount paid prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to the Herberts Claim and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so paid and provided further that the maximum amount payable by the Seller under this paragraph (a) shall be the Relevant Percentage of DEM 5,000,000; and

     (b) any amount of corporation tax paid by Vianova Spain in respect of the period from 1st January to 1st June, 1999 by virtue of the merger of Vianova Spain with Viking Spain being effective on 1st June, 1999 rather than 1st January, 1999, whether payment is made before, on or after the date of Completion, provided that in relation to any amount paid prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to the corporation tax paid by Vianova Spain for that period and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so paid and provided further that the maximum amount payable by the Seller under this paragraph (b) shall be the Relevant Percentage of DEM 1,500,000.

(3)  The Purchaser shall pay to the Seller the Relevant Percentage of:

     (a) any amount received by the Vianova Group from Hoechst in respect of the Herberts Claim net of reasonable out-of-pocket costs and expenses incurred in making recovery, whether before, on or after the date of Completion, provided that in relation to any amount received prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to the Herberts Claim and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so received provided that the maximum amount payable by the Purchaser under this paragraph shall be no greater than the aggregate liability of the Seller under subclause 2(a);

     (b) any amount received by Vianova Spain from the Spanish taxation authorities or any other person in respect of corporation tax paid or payable by Vianova Spain in respect of the period from 1st January to 1st June 1999 by virtue of the merger of Vianova Spain with Viking Spain being effective on 1st June 1999 rather than 1st January, 1999 (net of reasonable out-of-pocket costs and expenses incurred in making recovery), whether received before, on or after the date of Completion, provided that in relation to any amount received prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to such corporation tax and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so received provided that the maximum amount payable by the Purchaser under this paragraph shall be no greater than the aggregate liability of the Seller under subclause 2(b);

     (c) any amount received by the Vianova Group after Completion under clause 6.19 of the Hoechst Agreement.

(4) Each payment to be made by the Seller to the Purchaser or vice versa under subclause (2) or (3) (as the case may be) shall be paid within ten Business Days after:

     (i) the related amount having been made or received (as the case may be); or

     (ii) agreement or determination of the Completion Balance Sheet,

     whichever is the later.

(5) After Completion, the Purchaser shall inform and consult with MGPE (on behalf of the Seller) about and regarding the matters referred to in subclauses (2) and (3) and take into account the reasonable suggestions of MGPE (on behalf of the Seller). The Purchaser shall procure that any settlement of those matters is made on reasonable commercial terms (it being acknowledged that the current intention of the Vianova Group is that any amount paid to the Vianova Group by Hoechst in respect of the Herberts Claim will be equal to any amount paid by the Vianova Group to Herberts in respect of it). The Purchaser will use all reasonable endeavours to pursue any rights it may have against third parties which would entitle it to a payment of the type referred to in subclause (3) above.

(6)  Any payment to be made to or by the Seller under subclauses (1) to
     (3) above shall be treated as an increase or reduction in the consideration for the sale and purchase of the B Shares.

(7) "RELEVANT PERCENTAGE" means in relation to a payment to be made under subclauses (1), (2) or (3), the product of the following formula expressed as a percentage where P = the amount of the relevant payment if the Relevant Percentage were 100:

(      1,454  )   (    1,454        (   15     8400   ))
( P x ------- ) + (  -------- x P x (  --- - -------- ))
(     112005  )   (  8400-924       (  100    112005  ))

10.  NOTICES

(1) Except as otherwise specifically provided in this agreement, any notice or other document to be served under this agreement shall be delivered to the party to be served at his address appearing in this agreement or at such other address as he may have notified to the other party in accordance with this clause.

(2) Any notice or document shall be deemed to have been served at the time of delivery.

(3) In proving service of a notice or document it shall be sufficient to prove that delivery was made.

11.  RESOLUTIONS AND WAIVERS

(1) The Seller shall procure so far as it is able the convening of all meetings of the Company, the giving of all waivers and consents and the passing of all resolutions as are necessary under its constitutional documents to give effect to this agreement, the Sale Agreement and the other Minority Share Sale Agreements.

(2) The Seller waives (and shall procure the waiver by his nominee of) all rights of pre-emption which he (or such nominee) may have (whether under the Company's constitutional documents or otherwise) in respect of the transfer to the Purchaser or its nominee of the B Shares or any of them and the matters contemplated by the Sale Agreement and the other Minority Share Sale Agreements.

12.  GENERAL

(1) All payments to the Seller to be made under this agreement shall be made in DEM in immediately available funds to the following account:

          bank:            NatWest Bank plc
                           15 Bishopsgate
                           London
          sort code:       50-00-00
          Swift address:   NWBKGB2L
          account number:  190/00/02346087
          account name:    Allen & Overy Client Account

     and such payment shall be in full and final satisfaction of any obligation of the Purchaser to pay that amount to the Seller.

(2) Each party shall pay the costs and expenses incurred by him in connection with the entering into and completion of this agreement provided that any stamp duties, transfer taxes, notarial fees or the like arising in connection with the transfer of the B Shares and which are identified prior to agreement or determination of the Completion Balance Sheet shall be borne by the Seller up to a maximum of DEM 2,000.

(3) None of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of all the parties, provided that the Purchaser may assign its rights under this agreement to any of its wholly-owned subsidiaries, subject to such subsidiary covenanting with the Seller to be jointly and severally liable with the Purchaser to perform the Purchaser's obligations under this agreement.

(4) This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this agreement by executing a counterpart.

(5) All figures stated in this agreement are exclusive of any value added tax or its equivalent.

(6) All of the provisions of this agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

(7) If any provision or part of a provision of this agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this agreement, all of which shall remain in full force and effect.

(8) No failure of a party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this agreement shall operate as a waiver of such right or remedy.

(9) Upon and after Completion the Seller shall do and execute or procure to be done and executed all such further acts, deeds, documents and things as may be necessary to transfer the B Shares and pending the doing of such acts, deeds, documents and things the Seller shall as from Completion hold the legal estate in the B Shares to be sold by them pursuant to this agreement in trust for the Purchaser.

(10) As from the date of this agreement and until the date when it becomes apparent that the condition set out in clause 4 is incapable of fulfilment in accordance with its terms by 29th February, 2000, the Seller shall not treat with, solicit offers from, approach or entertain any offer from, or supply information to, any person other than the Purchaser with respect to a proposed sale of any of the B Shares other than to inform such party that no discussions can be held because the Purchaser has been granted exclusivity.

13.  WHOLE AGREEMENT

(1) This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions.

(2) Each of the parties acknowledges that in agreeing to enter into this agreement he has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this agreement and the documents referred to in it) made by or on behalf of any other party before the signature of this agreement. Each of the parties waives all rights and remedies which, but for this subclause, might otherwise be available to him in respect of any such representation, warranty, collateral contract or other assurance, provided that nothing in this subclause shall limit or exclude any liability for fraud.

14.  GOVERNING LAW

(1) This agreement is governed by and shall be construed in accordance with English law.

(2) Each party submits to the jurisdiction of the English courts for all purposes relating to this agreement.

AS WITNESS the hands of the parties (or their duly authorised representatives) on the date which appears first on page 1.

                            SIGNATORIES


SIGNED by           )  /s/ Strametz
HELMUT STRAMETZ     )







SIGNED by           )  /s/ C.M. Parr
for SOLUTIA INC.    )

                          OMITTED SCHEDULES

A list briefly identifying the contents of all omitted schedules to this agreement for the sale and purchase of class B shares in Viking Resins Group Holdings B.V., dated 22nd December, 1999, appears in the Table of Contents to this agreement. Solutia will furnish supplementally to the Securities and Exchange Commission upon request a copy of any omitted schedule.

       SCHEDULE OF SUBSTANTIALLY IDENTICAL DOCUMENTS

Agreements substantially identical to this agreement, dated 22nd December, 1999, for the sale and purchase of 1,176 class B shares in Viking Resins Group Holdings B.V. between Helmut Strametz, as seller and Solutia Inc., as purchaser, and the materially different details, are as follows:

     Agreement, dated 21st December, 1999, for the sale and purchase of 672 class B shares in Viking Resins Group Holdings B.V.
     between Luca Floriani, as seller and Solutia Inc., as purchaser. The formula in subclause 3(1) is: (GEV x 831/112005) plus (831/(8400-924) x (GEV - 252,549,784.11) x (15/100 - 8400/112005)).
     The consideration in subclause 3(2) is DEM 4,624,021.79. The "Relevant Percentage" in subclause 9(7) is (P x 831/112005) + (831/(8400-924) x P x (15/100 - 8400/112005))

     Agreement, dated 22nd December, 1999, for the sale and purchase of 672 class B shares in Viking Resins Group Holdings B.V.
     between Bernhard August Kottmann, as seller and Solutia Inc., as purchaser. The formula in subclause 3(1) is: (GEV x 831/112005) plus (831/(8400-924) x (GEV - 252,549,784.11) x (15/100 -
     8400/112005)). The consideration in subclause 3(2) is DEM 4,624,021.79. The "Relevant Percentage" in subclause 9(7) is
     (P x 831/112005) + (831/(8400-924) x P x (15/100 - 8400/112005))

     Agreement, dated 22nd December, 1999, for the sale and purchase of 924 class B shares in Viking Resins Group Holdings B.V.
     between Jurgen Willi Reichhold, as seller and Solutia Inc., as purchaser. The formula in subclause 3(1) is: (GEV x 1142/112005) plus (1142/(8400-924) x (GEV - 252,549,784.11) x (15/100 -
     8400/112005)). The consideration in subclause 3(2) is DEM 6,354,552.22. The "Relevant Percentage" in subclause 9(7) is
     (P x 1142/112005) + (1142/(8400-924) x P x (15/100 - 8400/112005))

     Agreement, dated 22nd December, 1999, for the sale and purchase of 924 class B shares in Viking Resins Group Holdings B.V.
     between Josef Sauer, as seller and Solutia Inc., as purchaser.
     The formula in subclause 3(1) is: (GEV x 1142/112005) plus (1142/(8400-924) x (GEV - 252,549,784.11) x (15/100 -
     8400/112005)). The consideration in subclause 3(2) is DEM 6,354,552.22. The "Relevant Percentage" in subclause 9(7) is
     (P x 1142/112005) + (1142/(8400-924) x P x (15/100 - 8400/112005))

     Agreement, dated 22nd December, 1999, for the sale and purchase of 672 class B shares in Viking Resins Group Holdings B.V. between Karl-Heinz Schonwalder, as seller and Solutia Inc., as purchaser. The formula in subclause 3(1) is: (GEV x 934/112005) plus (934/(8400-924) x (GEV - 252,549,784.11) x (15/100 -
     8400/112005)). The consideration in subclause 3(2) is DEM 5,197,155.66. The "Relevant Percentage" in subclause 9(7) is
     (P x 934/112005) + (934/(8400-924) x P x (15/100 - 8400/112005))

     Agreement, dated 22nd December, 1999, for the sale and purchase of 924 class B shares in Viking Resins Group Holdings B.V. between Manfred Heinrich Schrod, as seller and Solutia Inc., as purchaser. The formula in subclause 3(1) is: (GEV x 1142/112005) plus (1142/(8400-924) x (GEV - 252,549,784.11) x (15/100 - 8400/112005)).
     The consideration in subclause 3(2) is DEM 6,354,532.22. The "Relevant Percentage" in subclause 9(7) is (P x 1142/112005) + (1142/(8400-924) x P x (15/100 - 8400/112005))

The address of each seller differs.